October 12, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Gary Todd
Brian Cascio
Joseph McCann
Jay Mumford

Re:	Advanced Analogic Technologies Incorporated

 Form 10-K for Fiscal Year Ended December 31, 2008

 Filed February 26, 2009

 File No. 000-51349

Gentlemen:

Advanced Analogic Technologies Incorporated (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 30, 2009 (the “Staff Letter”), relating to the above-referenced Form 10-K filed by the Company (the “Form 10-K”). In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the period ended December 31, 2008

Item 1A: Risk Factors

We may be unsuccessful in developing and selling new products…., page 22

COMMENT 1: We note your disclosure here and on page 28 of your Form 10-Q for the period ended June 30, 2009 that you introduced approximately 70 new products in 2008 but that many of them have not yet been adopted by your customers. We also note the disclosure on page 7 of your Form 10-K that you released 25 new products in 2008 that utilized your newly invented and patented ModularBCD process. In your future filings, as applicable, please address the reasons, if known, why many of your new products are not achieving market acceptance. Also, as applicable, please address the market acceptance of your new products that utilize the ModularBCD process.

RESPONSE: Our understanding is that our product acceptance rate is typical for the semiconductor analog sector due to ongoing competition, long design-in and qualification cycles, late introduction and/or product not meeting exact customer requirements. In some instances, our products were designed into a customer’s product or system but our customer’s product failed to gain market acceptance so no substantial business resulted. In other cases, we may introduce a product before the market is ready to accept or require the features offered in our product, in which revenue may result at a later and somewhat unpredictable date in the future. We expect the market acceptance for ModularBCD products to be similar to that of our non-ModularBCD products, but at the present time we do not have a large enough sample size to be completely certain. Nonetheless, the total revenue for ModularBCD products has been increasing as a percent of the Company’s sales. In future filings, the Company will address the market acceptance of its new products including those that utilize ModularBCD.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 42

COMMENT 2: You disclose that you assess goodwill for impairment at the entity level because you have one reporting unit. You also disclose that the fair value of your reporting unit was determined by a combination of the income or discounted cash flows approach and the market approach using comparable company data. To assist us in our review of your disclosure, please tell us and address the following in future filings:

COMMENT 2.1: Provide a description of each of the three models applied, including a description of the significant inputs for each of the models.

RESPONSE: For 2008, the Company applied the following three models in determining the fair value of the reporting unit. (1) The Transaction Approach. Under this method, we estimate the fair value of the reporting unit by adding to our market capitalization a control premium. The estimated control premium is based on observable transactions involving control premiums paid in recent acquisitions of comparable companies. A control premium was applied to the market capitalization to reflect the premium that would be paid by an acquiring entity to obtain a controlling interest. The only assumption used in the Transaction Approach was the control premium percentage. (2) The Income Approach represents fair value based on future estimated cash flows to be generated by the reporting unit (which is at the consolidated enterprise level). The Income Approach was based on the present value of two components: discrete projected cash flows and terminal value. The significant assumptions used in the Income Approach were: (a) debt-free net income, (b) cash flow adjustments, (c) terminal value, and (d) a discount rate. (3) The Market Approach represents fair value of the reporting unit based on how investors value the Company and comparable companies. Under this approach, the Company applied the guideline public company method which uses relevant market multiples to determine the fair value of the reporting unit on a marketable, controlling basis. Under this approach, the Company calculates fair value using a multiple of revenue for the trailing twelve months prior to the valuation date and for the next fiscal year. The multiple selected was from the lower end of the range and was applied to the Company’s 2008 net revenues to arrive at the implied fair value on a non-controlling basis. A control premium was then added to this implied fair value to arrive at the fair value of the reporting unit on a marketable, controlling basis.

COMMENT 2.2: As you apparently utilize multiple approaches, please describe how the models differ, the assumed benefits of a valuation prepared under each model, the weighting of each model and the basis for management’s conclusion that the models are the most appropriate in your specific circumstances.

RESPONSE: All of the above approaches used to estimate the fair value of the reporting unit are acceptable methods set forth in ASC 350. The first method, the Transaction Method, was selected because it captures value through transactions for sales of similar types of companies. In performing its goodwill impairment analysis, the Company also determined the fair value of the reporting unit using the Income Approach because ASC 350 states that it is common to use an income approach to measure the fair value of an intangible asset. The Income Approach was used to estimate the fair value of the entity in order to provide an additional measure of the fair value of the reporting unit based on future estimated cash flows to be generated. The Market Approach was also used to estimate the fair value of the reporting unit using observable inputs in order to provide a measure of the fair value of the reporting unit based on how investors value the Company and comparable companies. The Company weighted the fair values determined using each of these valuation techniques applying 80% of the weighting on the Transaction Approach fair value and 10% on both the Income Approach and Market Approach fair values. The fair value based on the Transaction Method received a significant majority of the weighting as ASC 350-20 states that quoted market prices in active markets provide the best evidence of fair value. The proposed modified disclosure is included as Attachment 1.

COMMENT 2.3: Please describe any significant changes in methods and key assumptions during the periods presented in your filing, including a description of the reasons for and the impact of those changes.

RESPONSE: Prior to December 31, 2008, the Company based its goodwill impairment analysis primarily on its market capitalization. For example, when preparing its annual goodwill impairment test as of September 30, 2007, the Company determined that the fair value of the reporting unit based on market capitalization (approximately $440 million) exceeded the carrying amount of the reporting unit (approximately $151 million) by 191%. Due to this significant excess fair value, the Company concluded that goodwill was not impaired as of September 30, 2007 and the further consideration of other methods would not result in a different conclusion. When performing its annual impairment test as of September 30, 2008, the Company also determined that goodwill was not impaired due to the fair value of the reporting unit exceeding the carrying amount and concluded that further consideration of other methods would not result in a different conclusion. For the Company’s interim goodwill impairment analysis as of December 31, 2008, it was concluded that the overall economic environment had significantly decreased the Company’s market capitalization and that market capitalization alone did not accurately reflect the fair value of the Company. The Company concluded that the use of the three valuation approaches mentioned above provided an amount that was representative of the fair value of the reporting unit as of December 31, 2008 and was in-line with the fair value measurement principles set forth in ASC 350-20. The proposed modified disclosure is included as Attachment 1.

COMMENT 2.4: Describe how the current economic environment has affected your visibility with respect to the models and key assumptions.

RESPONSE: The current market conditions make it difficult to predict when or how often events will occur which impact the fair value of the reporting unit. As such, the assumptions used in our models are conservative; for example, the control premium used in the transaction and market approaches was 10% (see response to Comment 4 for additional information about the control premium). In accordance with ASC 350-20 “Goodwill,” the Company will test goodwill annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. As such, the Company expects it could revisit its analysis in analyzing impairment indicators more frequently given the current economic environment. The proposed modified disclosure is included as Attachment 1.

COMMENT 2.5: Identify and describe how you arrive at key assumptions for each of the models. In that regard, please identify projection periods, growth assumptions, discount rates and any other key drivers of your techniques. As estimates of future cash flows are inherently uncertain, please describe how you estimate future cash flows for impairment testing purposes.

RESPONSE: The significant assumptions used in the Income Approach were: (1) debt-free net income, (2) cash flow adjustments, (3) terminal value, and (4) a discount rate. Debt-free net income and cash flow adjustments were determined using the Company’s strategic plan which considers many factors including current economic conditions as well as the Company’s plans to penetrate new markets over the coming years. The terminal value represents the value of future cash flows using a long-term growth rate. A discount rate was applied to the Company’s estimates of future cash flows and terminal value. The discount rate used represents the weighted average cost of capital for a set of comparable companies. Specifically in this model, the Company used a seven-year projected free cash flow plus the present value of projected terminal value calculated based on Gordon Growth Model, in which the Company discounted future cash flows assuming a long-term growth rate of four percent for perpetuity and a discount rate of 33 percent. Under the Transaction Approach, the only assumption used was the control premium percentage. Under the Market Approach, the Company used its revenue multiple and the revenue multiples of a sample of similar companies for a trailing twelve month period. The revenue multiple used was from the lower end of the range identified. A control premium of 10% was then added to make the market approach calculation consistent with the above two approaches which both include a control premium. The proposed modified disclosure is included as Attachment 1.

COMMENT 2.6: Clarify how you identified comparable companies and the basis for your selections.

RESPONSE: Comparable company data was used in the Company’s Market Approach and its determination of the discount rate used in the Income Approach. Comparable companies were identified based on their similarities to the reporting unit. The companies included represented our primary competitors, including Maxim Integrated Products, Inc., Linear Technology Corporation, Intersil Corporation, Texas Instruments Incorporated and National Semiconductor Corporation and other semiconductor companies that management believes have similar economic prospects. The proposed modified disclosure is included as Attachment 1.

COMMENT 2.7: Provide a sensitivity analysis to address the potential impact of reasonably possible changes in assumptions.

RESPONSE: The Company performed a sensitivity analysis by preparing its Income Approach using discount rates ranging from 31% to 35% and long-term growth rates ranging from 3% to 5%. The Company analyzed the results of the Income Approach and noted that when using any of the discount rates or long-term growth rates within the range, all of the resulting fair values were significantly higher than the carrying amount of the reporting unit. As such, a change in the Income Approach assumptions would not have changed management’s conclusion as of December 31, 2008. Under the Market Approach, the Company identified revenue multiples for comparable companies ranging from 1.0 times revenue to 4.6 times revenue. The Company selected the revenue multiple from the low end of the range (1.2 times revenue) As the Company used the low end of the revenue multiples in its Market Approach, any change in assumptions used would have been to increase the revenue multiple used, which would have resulted in a higher fair value. As such, the Company’s conclusion would not have changed if it had selected higher revenue multiples. The proposed modified disclosure is included as Attachment 1.

COMMENT 3: As you assess goodwill at the entity level, please tell us how the fair value of your business using the quoted market price of your common shares is considered in your evaluation. If your assessment does not include an evaluation utilizing the quoted market price of your common shares, please explain to us why you believe the exclusion is appropriate in your circumstances. Please refer to FASB ASC 350-20-35-22 and 23 (SFAS 142, paragraph 23). As appropriate, please provide clarifying disclosure in future filings.

RESPONSE: For the goodwill impairment test performed as of December 31, 2008, the Company determined the fair value of the reporting unit using the multiple approaches as discussed above and placed the highest weighting on the value obtained using the Transaction Approach. The market capitalization used was computed based on the Company’s closing quoted stock price times the number of outstanding shares as of December 31, 2008. The Company weighted the fair value based on the Transaction Method most heavily as ASC 350-20 indicates that quoted market prices in active markets provide the best evidence of fair value.

In future filings, the Company will add to its accounting policies disclosure that in performing its goodwill analysis, it generally places the highest weighting on the fair value derived by the Transaction Approach which uses the Company’s quoted market price plus a control premium. The proposed modified disclosure is included as Attachment 1.

COMMENT 4: If you included a control premium in a goodwill impairment evaluation utilizing the quoted market price of your common shares, please tell us how you determined that control premium and why you believe the assumed premium is appropriate in your circumstances. As appropriate, please provide clarifying disclosure in future filings.

RESPONSE: The Company performs its goodwill impairment testing in accordance with ASC 350-20 which states that adding a control premium to the quoted market price of a Company’s common stock is allowable, since an acquiring company often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing a minority interest. The Company determined that a control premium was appropriate after identifying a sample of technology company control premiums paid during 2008. In its analysis, the Company considered 14 semiconductor company acquisitions completed during 2008, for which the control premium paid ranged from a minimum of 11% to a maximum of 67%. The control premium used in the Company’s transaction and market approaches was 10%.

In future filings, the Company will include in its accounting policies disclosure that it will include a control premium in its goodwill impairment evaluation when appropriate. The proposed modified disclosure is included as Attachment 1.

Item 8. Financial Statements

Note 1. Business and Significant Accounting Policies, page 61

Goodwill and Intangible Assets, page 63

COMMENT 5: In future filings please expand the accounting policy disclosure to provide a description of the basic provisions of the second step of the goodwill evaluation model. That is, clarify the process involved in measuring an impairment loss under step two of the model.

RESPONSE: In future filings, the Company will disclose the basic provisions of the second step of the goodwill evaluation model. The proposed modified disclosure to be included in future filings is included in Attachment 1.

COMMENT 6: You disclose that you engaged an independent valuation firm to assist with the testing of the carrying amount of goodwill. Please tell us the nature and extent of the third-party’s involvement in your decision-making process associated with the impairment evaluation. While you (management) may elect to take full responsibility for valuations used in the assessment of goodwill for impairment, if you choose to continue to refer to the expert, you may need to name the expert in future filings and include their consent as an exhibit to any registration statement that includes or incorporates this disclosure in compliance with Securities Act Rule 436. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

RESPONSE: We elected to engage the third party to assist with our determination of the fair value of the reporting unit in accordance with ASC 350-20 “Goodwill” due to the third-party’s ability to utilize different valuation techniques using the Company’s inputs. In addition, the third party was able to assist the Company by identifying appropriate benchmark data, such as recent control premiums.

We took full responsibility for the analysis at the time that it was prepared. After verifying the third-party calculations, we used the third-party analysis to assist us in determining the fair value of the reporting unit. As such, we will remove reference to the third-party’s involvement from future filings. The proposed modified disclosure to be included in future filings is included in Attachment 1.

Note 13: Litigation, page 86

COMMENT 7: You disclose that you expect to incur significant legal expenses with respect to the on-going patent infringement matter. Where material, in future filings please provide accounting policy disclosure with respect to legal costs expected to be incurred in connection with loss contingencies. Please refer to FASB ASC 450-20-S99-2 (EITF D-77).

RESPONSE: In future filings, the Company will disclose that it expenses legal costs with respect to the on-going patent infringement matter when incurred. The proposed modified disclosure to be included in our discussion of on-going patent infringement matter is as follows:

The Company believes that it will prevail in this action. However, whether or not the Company prevails, the Company expects to incur significant legal expenses which will be expensed as incurred.

COMMENT 8: As a related matter, please tell us whether you have an accrual for the patent litigation matter. If so, please describe your consideration of FASB ASC 450-20-50-1 (SFAS 5, paragraph 9) in assessing whether you should disclose the amount accrued. If no amount is accrued, please tell us how you considered the disclosure guidance from FAS ASC 450-20-50-3 and 4 (SFAS 5, paragraph 10). In that regard, if there is a reasonable possibility that a loss has been incurred future filings should indicate a potential range of loss or indicate that an estimate cannot be made.

RESPONSE: The Company has considered the disclosure guidance from FAS ASC 450-20-50-3 and 4 and has concluded that the likelihood of incurring a loss is remote at this time. Since it is not probable that an asset has been impaired or a liability has been incurred at the date of an entity’s financial statements, the Company does not accrue for losses for the on-going patent infringement case.

Item 11: Executive Compensation, page 93:

COMMENT 9: We refer to your disclosure under the caption “Annual Incentive Bonuses” on page 26 of the proxy statement that you have incorporated by reference into your Form 10-K. We note that your disclosure that the board sets bonus targets based upon company goals and the contribution of each individual named executive officer. We do not see, however, a quantitative discussion of these goals, including the revenue and profitability targets you reference. In future filings, please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

RESPONSE: In the Company’s future Annual Reports on Form 10-K or proxy statements incorporating executive compensation disclosure into a Form 10-K, as applicable, the Company will provide a more extensive quantitative discussion of the historical goals on which executive bonus determinations were based. With respect to quantitative goals based on Company financial performance targets established for periods that have not yet ended at the time of such disclosure, the Company generally expects only to discuss how difficult or likely it would be for the executive or the Company, as applicable, to achieve the targets.

COMMENT 10: We refer to your disclosure under the caption “Long-Term Stock Option Incentives” on page 27 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the 2008 stock option grants were determined. More specifically, you do not disclose how the board applied the “reviewing factors” to each named executive officer, including the individual performance of each officer, his anticipated future contribution and the number of unvested options held at the time of the grant. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer and how and why those awards varied among the named executive officers. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.

RESPONSE: In the Company’s future Annual Reports on Form 10-K or proxy statements incorporating executive compensation disclosure into a Form 10-K, as applicable, the Company will provide a more extensive and individualized discussion of the Compensation Committee’s review and determination process.

Form 10-Q for the period ended June 30, 2009

COMMENT 11: We note your disclosure on page 25 that your management, including your Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

RESPONSE: We note the Staff’s comment and in future filings, where applicable, we will indicate that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Form 8-K dated September 13, 2009

COMMENT 12: We note that you will be restating your financial statements as a result of an error in the accounting for stock-based compensation. Please note that we may have comment on that filing once it is received in EDGAR.

RESPONSE: This comment is duly noted.

* * * *

Should you have any further questions or comments, please do not hesitate to contact me at (408) 737-4716.

Sincerely,

Advanced Analogic Technologies Incorporated

/s/ Brian R. McDonald
Brian R. McDonald
Chief Financial Officer, Vice President of Worldwide Finance and Secretary

cc:	Mark L. Reinstra, Esq.

Alexander D. Phillips, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Tim de Kay

Deloitte & Touche LLP

Attachment 1:

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. We follow the provisions of ASC 350-20 “Goodwill,” under which goodwill is no longer subject to amortization. We evaluate goodwill for impairment, at a minimum, on an annual basis as of September 30th and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

The goodwill impairment testing is a two-step process and is performed at the reporting unit level. Because we have one reporting unit under ASC 350-20, we assess goodwill for impairment at the entity level. The first step (“Step 1”) is performed by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting unit is estimated using a combination of: (1) the Transaction Approach, (2) the Income Approach, and (3) the Market Approach. Using the Transaction Approach, we estimate the fair value of the reporting unit by adding to our market capitalization a control premium. The estimated control premium is based on observable transactions involving control premiums paid in recent acquisitions of comparable companies. Using the Income Approach, we use the long-term financial outlook of our operations and make certain assumptions, including a discount rate and a long-term growth rate, to determine the fair value of the reporting unit based on future cash flows that the Company expects to generate. Under the Market Approach, we identify comparable companies’ data and make certain assumptions including revenue multiples, to determine the fair value based on how the market values comparable companies. The Company places the highest weighting on the fair value derived by the Transaction Approach, as ASC 350-20 suggests that quoted prices in active markets generally provide the best evidence of fair value. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The second step is performed by calculating the implied fair value of goodwill and comparing the implied fair value to the carrying amount of goodwill. If the implied fair value of goodwill is lower than its carrying amount, an impairment loss is recognized equal to the difference. We performed the first step of the goodwill impairment analysis as of September 30, 2008 and 2007 and determined that the goodwill was not impaired.

As of December 31, 2008, the Company determined that goodwill impairment indicators existed, including a decrease in net revenues and a sustained decline in the Company’s market capitalization. Accordingly, the Company performed an interim goodwill impairment test as of December 31, 2008. As part of this impairment analysis, the Company performed a sensitivity analysis by preparing its Income Approach using a range of discount rates and long-term growth rates. The Company analyzed the results of the Income Approach and noted that changing the significant assumptions used would not have changed the Company’s Step 1 conclusion in that the fair value of the reporting unit exceeded the carrying amount in all cases. Under the Market Approach, the Company performed a sensitivity analysis using a range of revenue multiples, from which it selected an amount from the lower end of the range. Had the Company used a less conservative revenue multiple in its Market Approach, a higher fair value would have resulted. As such, a change in the Market Approach assumptions would not have changed management’s Step 1 conclusion as of December 31, 2008. As a result of the analysis, the Company determined that goodwill was not impaired as of December 31, 2008.

The carrying value of our goodwill may not be recoverable due to factors indicating a decrease in the value of the Company, such as a decline in stock price and market capitalization, reduced estimates of future cash flows and slower growth rates in our industry. Estimates of future cash flows are based in-part on an updated long-term financial outlook of our operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates. For example, a significant decline in our stock price and/or market capitalization may result in goodwill impairment. In addition, the other assumptions made by the Company may change in future periods as they are based on overall market conditions and/or comparable company data. A change in the assumptions used to estimate may result in a charge to earnings in our financial statements during a period in which an impairment of our goodwill is determined to exist, which may negatively impact our results of operations.